June 18, 2019

Anish Bhatnagar, M.D.
Chief Executive Officer
Soleno Therapeutics, Inc.
1235 Radio Road, Suite 110
Redwood City, CA 94065

       Re: Soleno Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed June 11, 2019
           File No. 333-232068

Dear Dr. Bhatnagar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Elton Satusky, Esq.